[BMO LETTERHEAD]

April 8, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt, Senior Attorney

Re:	Bank of Montreal
Amended Registration Statement on Form F-4
Filed March 11, 2011—File No. 333-172012

Ladies and Gentlemen:

Bank of Montreal (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form F-4 (File No. 333-172012), as amended (the “Registration Statement”), to April 8, 2011 at 12:00 p.m. Eastern Daylight Savings Time, or as soon as possible thereafter.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges, in accordance with your letter dated March 29, 2011, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please contact C. Andrew Gerlach of Sullivan & Cromwell LLP at (212) 558-4789 with any questions you may have. In addition, please notify Mr. Gerlach if and when this request for acceleration has been granted.

Very truly yours,

/s/ Simon Fish
Name: Simon Fish
Title: Executive Vice-President and General Counsel

cc:	Conni Gibson
(Bank of Montreal)

H. Rodgin Cohen
Mitchell S. Eitel
C. Andrew Gerlach
(Sullivan & Cromwell LLP)

Randy Erickson
(Marshall & Ilsley Corporation)

Nicholas G. Demmo
(Wachtell, Lipton, Rosen and Katz)